As filed with the Securities and Exchange Commission on September 1, 2026

1933 Act Registration No. 333-273052

1940 Act Registration No. 811-23887

United States

Securities and Exchange Commission

Washington, D.C.  20549

Form N‑1A

Registration Statement Under the Securities Act of 1933	[ ]
Pre-Effective Amendment No. __	[ ]
Post-Effective Amendment No. 330	[X]

and/or

Registration Statement Under the Investment Company Act of 1940	[ ]
Amendment No. 332	[X]

Roundhill ETF Trust

154 West 14th Street, 2nd Floor

New York, New York 10011
(646) 661-5441

Corporation Trust Company

1209 Orange Street
Wilmington, New Castle County, Delaware 19801

(Name and Address of Agent for Service)

Copy to:

Timothy Maloney
Roundhill Financial Inc.
154 West 14th Street, 2nd Floor

New York, New York 10011

Morrison Warren, Esq.
Chapman and Cutler LLP
320 South Canal Street
Chicago, Illinois 60606

Walter Draney, Esq.
Chapman and Cutler LLP
320 South Canal Street
Chicago, Illinois 60606

Approximate date of Proposed Public Offering: It is proposed that this filing will become effective immediately upon filing pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the “Securities Act”).

EXPLANATORY NOTE

This Post-Effective Amendment No. 330 to the Registration Statement on Form N-1A (File No. 333-273052) is being filed pursuant to Rule 462(d) under the Securities Act, solely for the purpose of filing additional exhibits to the Registration Statement. Accordingly, this Post-Effective Amendment No. 330 consists only of a facing page, this explanatory note, Part C of the Registration Statement on Form N-1A, the Exhibit Index, and the exhibits to the Registration Statement listed thereon. This Post-Effective Amendment No. 330 does not change the form of any prospectus or Statement of Additional Information included in post-effective amendments previously filed with the Securities and Exchange Commission (the “SEC”). As permitted by Rule 462(d), this Post-Effective Amendment No. 330 shall become effective upon filing with the SEC.

This Post-Effective Amendment No. 330 incorporates by reference the information contained in Parts A and B of Post-Effective Amendment No. 327 to the Registration Statement, which was filed on August 31, 2026.

Item 28. Exhibits

Exhibit No. Description

(a)	Agreement and Declaration of Trust of the Registrant (1)

(b)	By-Laws of the Registrant (1)

(c)	Not applicable

(d)	(1) Investment Advisory Agreement between the Registrant and Roundhill Financial Inc. (1)

(2) Amended Schedule A to the Investment Advisory Agreement between the Registrant and Roundhill Financial Inc. (6)

(3) Expense Reimbursement and Fee Waiver Agreement between the Registrant and Roundhill Financial Inc. (3)

(4) Amended Exhibit A to the Expense Reimbursement and Fee Waiver Agreement between the Registrant and Roundhill Financial Inc (6)

(5) Sub-Advisory Agreement between Roundhill Financial Inc. and Exchange Traded Concepts, LLC (1)

(6) Amended Schedule A to the Sub-Advisory Agreement between Roundhill Financial Inc. and Exchange Traded Concepts, LLC (6)

(e)	(1) ETF Distribution Agreement between the Registrant and Foreside Fund Services, LLC (1)

(2) Amended Exhibit A to the ETF Distribution Agreement between the Registrant and Foreside Fund Services, LLC (6)

(f)	Not Applicable.

(g)	(1) Custody Agreement between the Registrant and U.S. Bank National Association (1)

(2) Amended Exhibit A to the Custody Agreement between the Registrant and U.S. Bank National Association (6)

(h)	(1) Fund Servicing Agreement by and between the Registrant and U.S. Bancorp Fund Services, LLC (1)

(2) Amended Exhibit 1 to the Fund Servicing Agreement by and between the Registrant and U.S. Bancorp Fund Services, LLC (6)

(3) Form of Authorized Participant Agreement (1)

(i)	Not Applicable

(j)	Consent of Independent Registered Public Accounting Firm (7)

(k)	Not Applicable.

(l)	Not Applicable.

(m)	(1) Distribution and Service Plan (4)

(2) Amended Exhibit A to the Distribution and Service Plan (6)

(n)	Not Applicable.

(o)	Not Applicable.

(p)	(1) Code of Ethics of Registrant (5)

(2) Code of Ethics of Roundhill Financial Inc. (5)

(3) Code of Ethics of Exchange Traded Concepts, LLC (1)

(q)	Powers of Attorney (2)

(1)	Previously filed with the Registrant’s Registration Statement on Form N-1A (File No. 333-273052) filed on October 20, 2023.
(2)	Previously filed with the Registrant’s Registration Statement on Form N-1A (File No. 333-273052) filed on January 10, 2024.
(3)	Previously filed with the Registrant’s Registration Statement on Form N-1A (File No. 333-273052) filed on February 27, 2024.
(4)	Previously filed with the Registrant’s Registration Statement on Form N-1A (File No. 333-273052) filed on February 18, 2026.
(5)	Previously filed with the Registrant’s Registration Statement on Form N-1A (File No. 333-273052) filed on April 30, 2026.
(6)	Previously filed with the Registrant’s Registration Statement on Form N-1A (File No. 333-273052) filed on August 31, 2026.
(7)	Filed herewith.

Item 29.	Persons Controlled By or Under Common Control with Registrant

Not Applicable.

Item 30.	Indemnification

Pursuant to Article VII, Section 2(a) of the Trust’s Agreement and Declaration of Trust (the “Declaration”), the Trust shall indemnify, out of Trust Property (as such term is defined in the “Declaration”), to the fullest extent permitted under applicable law, any Person (as such term is defined in the “Declaration”) who was or is a party or is threatened to be made a party to any Proceeding (as such term is defined in the “Declaration”) by reason of the fact that such Person is or was an Agent (as such term is defined in the “Declaration”) of the Trust, against Expenses (as such term is defined in the “Declaration”), judgments, fines, settlements and other amounts actually and reasonably incurred in connection with such Proceeding if such Person acted in good faith or in the case of a criminal proceeding, had no reasonable cause to believe the conduct of such Person was unlawful. The termination of any Proceeding by judgment, order, settlement, conviction or plea of nolo contendere or its equivalent shall not of itself create a presumption that the Person did not act in good faith or that the Person had reasonable cause to believe that the Person’s conduct was unlawful.

Insofar as indemnification for liability arising under the Securities Act of 1933 (the “1933 Act”) may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions of Rule 484 under the 1933 Act, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the 1933 Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the 1933 Act and will be governed by the final adjudication of such issue.

The Registrant hereby undertakes that it will apply the indemnification provision of the Declaration in a manner consistent with Release 11330 of the SEC under the 1940 Act, so long as the interpretation of Sections 17(h) and 17(i) thereunder remains in effect.

Item 31.	Business and Other Connections of the Investment Adviser

Certain information pertaining to the business and other connections of Roundhill Financial Inc. (“Roundhill”), the investment adviser to the Funds, is hereby incorporated by reference from the Prospectuses and Statements of Additional Information contained herein. The information required by this Item with respect to any director, officer or partner of Roundhill is incorporated by reference to the Form ADV filed by Roundhill with the Securities and Exchange Commission pursuant to the Investment Advisers Act of 1940, as amended (File No. 801-114971).

Certain information pertaining to the business and other connections of Exchange Traded Concepts, LLC (“ETC”), the investment sub-adviser to the Funds, is hereby incorporated by reference from the Prospectuses and Statements of Additional Information contained herein. The information required by this Item with respect to any director, officer or partner of ETC is incorporated by reference to the Form ADV filed by ETC with the Securities and Exchange Commission pursuant to the Investment Advisers Act of 1940, as amended (File No. 801-70485).

Item 32.	Principal Underwriter

(a) Foreside Fund Services, LLC (the “Distributor”) serves as principal underwriter for the Registrant and the following investment companies registered under the Investment Company Act of 1940, as amended:

1.	AB Active ETFs, Inc.

2.	ABS Long/Short Strategies Fund

3.	ActivePassive Core Bond ETF, Series of Trust for Professional Managers

4.	ActivePassive Intermediate Municipal Bond ETF, Series of Trust for Professional Managers

5.	ActivePassive International Equity ETF, Series of Trust for Professional Managers

6.	ActivePassive U.S. Equity ETF, Series of Trust for Professional Managers

7.	AdvisorShares Trust

8.	AFA Private Credit Fund

9.	AGF Investments Trust

10.	AIM ETF Products Trust

11.	Alexis Practical Tactical ETF, Series of Listed Funds Trust

12.	AlphaCentric Prime Meridian Income Fund

13.	Alternative Strategies Income Fund

14.	American Century ETF Trust

15.	AMG ETF Trust

16.	Amplify ETF Trust

17.	Applied Finance Dividend Fund, Series of World Funds Trust

18.	Applied Finance Explorer Fund, Series of World Funds Trust

19.	Applied Finance Select Fund, Series of World Funds Trust

20.	Ardian Access LLC

21.	ARK ETF Trust

22.	ARK Venture Fund

23.	Bitwise Funds Trust

24.	BondBloxx ETF Trust

25.	Bramshill Multi-Strategy Income Fund, Series of Investment Managers Series Trust

26.	Bridgeway Funds, Inc.

27.	Brinker Capital Destinations Trust

28.	Brookfield Real Assets Income Fund Inc.

29.	Build Funds Trust

30.	Calamos Convertible and High Income Fund

31.	Calamos Convertible Opportunities and Income Fund

32.	Calamos Dynamic Convertible and Income Fund

33.	Calamos Global Dynamic Income Fund

34.	Calamos Global Total Return Fund

35.	Calamos Strategic Total Return Fund

36.	Carlyle Tactical Private Credit Fund

37.	Cascade Private Capital Fund

38.	Catalyst/Perini Strategic Income Fund

39.	CBRE Global Real Estate Income Fund

40.	Center Coast Brookfield MLP & Energy Infrastructure Fund

41.	Cliffwater Corporate Lending Fund

42.	Cliffwater Enhanced Lending Fund

43.	Coatue Innovative Strategies Fund

44.	Cohen & Steers ETF Trust

45.	Convergence Long/Short Equity ETF, Series of Trust for Professional Managers

46.	CornerCap Small-Cap Value Fund, Series of Managed Portfolio Series

47.	CrossingBridge Ultra-Short Duration ETF, Series of Trust for Professional Managers

48.	Curasset Capital Management Core Bond Fund, Series of World Funds Trust

49.	Curasset Capital Management Limited Term Income Fund, Series of World Funds Trust

50.	CYBER HORNET S&P 500® and Bitcoin 75/25 Strategy ETF, Series of CYBER HORNET Trust

51.	Davis Fundamental ETF Trust

52.	Defiance BMNR Option Income ETF, Series of ETF Series Solutions

53.	Defiance Connective Technologies ETF, Series of ETF Series Solutions

54.	Defiance Drone and Modern Warfare ETF, Series of ETF Series Solutions

55.	Defiance Quantum ETF, Series of ETF Series Solutions

56.	Defiance Retail Kings ETF, Series of ETF Series Solutions

57.	Denali Structured Return Strategy Fund

58.	Dodge & Cox Funds

59.	DoubleLine ETF Trust

60.	DoubleLine Income Solutions Fund

61.	DoubleLine Opportunistic Credit Fund

62.	DoubleLine Yield Opportunities Fund

63.	DriveWealth ETF Trust

64.	EIP Investment Trust

65.	Ellington Income Opportunities Fund

66.	ETF Opportunities Trust

67.	Exchange Listed Funds Trust

68.	Exchange Place Advisors Trust

69.	FIS Trust

70.	FlexShares Trust

71.	Fortuna Hedged Bitcoin ETF, Series of Listed Funds Trust

72.	Forum Funds

73.	Forum Funds II

74.	Forum Real Estate Income Fund

75.	GMO ETF Trust

76.	GoldenTree Opportunistic Credit Fund

77.	Gramercy Emerging Markets Debt Fund, Series of Investment Managers Series Trust

78.	Grayscale Funds Trust

79.	Guinness Atkinson Funds

80.	Harbor ETF Trust

81.	Harris Oakmark ETF Trust

82.	Hawaiian Tax-Free Trust

83.	Horizon Kinetics Blockchain Development ETF, Series of Listed Funds Trust

84.	Horizon Kinetics Energy and Remediation ETF, Series of Listed Funds Trust

85.	Horizon Kinetics Inflation Beneficiaries ETF, Series of Listed Funds Trust

86.	Horizon Kinetics Japan Owner Operator ETF, Series of Listed Funds Trust

87.	Horizon Kinetics Medical ETF, Series of Listed Funds Trust

88.	Horizon Kinetics SPAC Active ETF, Series of Listed Funds Trust

89.	Horizon Kinetics Texas ETF, Series of Listed Funds Trust

90.	Innovator ETFs Trust

91.	Ironwood Institutional Multi-Strategy Fund LLC

92.	Ironwood Multi-Strategy Fund LLC

93.	Jensen Quality Growth ETF, Series of Trust for Professional Managers

94.	John Hancock Exchange-Traded Fund Trust

95.	Kurv ETF Trust

96.	Lazard Active ETF Trust

97.	LDR Real Estate Value-Opportunity Fund, Series of World Funds Trust

98.	Lone Peak Value Fund, Series of World Funds Trust

99.	Mairs & Power Balanced Fund, Series of Trust for Professional Managers

100.	Mairs & Power Growth Fund, Series of Trust for Professional Managers

101.	Mairs & Power Minnesota Municipal Bond ETF, Series of Trust for Professional Managers

102.	Mairs & Power Small Cap Fund, Series of Trust for Professional Managers

103.	Manor Investment Funds

104.	MoA Funds Corporation

105.	Moerus Worldwide Value Fund, Series of Northern Lights Fund Trust IV

106.	Morgan Stanley ETF Trust

107.	Morgan Stanley Pathway Large Cap Equity ETF, Series of Morgan Stanley Pathway Funds

108.	Morgan Stanley Pathway Small-Mid Cap Equity ETF, Series of Morgan Stanley Pathway Funds

109.	Morningstar Funds Trust

110.	NEOS ETF Trust

111.	Niagara Income Opportunities Fund

112.	NXG Cushing® Midstream Energy Fund

113.	NXG NextGen Infrastructure Income Fund

114.	OTG Latin American Fund, Series of World Funds Trust

115.	Overlay Shares Core Bond ETF, Series of Listed Funds Trust

116.	Overlay Shares Foreign Equity ETF, Series of Listed Funds Trust

117.	Overlay Shares Hedged Large Cap Equity ETF, Series of Listed Funds Trust

118.	Overlay Shares Large Cap Equity ETF, Series of Listed Funds Trust

119.	Overlay Shares Municipal Bond ETF, Series of Listed Funds Trust

120.	Overlay Shares Short Term Bond ETF, Series of Listed Funds Trust

121.	Overlay Shares Small Cap Equity ETF, Series of Listed Funds Trust

122.	Palmer Square Funds Trust

123.	Palmer Square Opportunistic Income Fund

124.	Partners Group Private Income Opportunities, LLC

125.	Perkins Discovery Fund, Series of World Funds Trust

126.	Philotimo Focused Growth and Income Fund, Series of World Funds Trust

127.	Plan Investment Fund, Inc.

128.	Point Bridge America First ETF, Series of ETF Series Solutions

129.	Precidian ETFs Trust

130.	Rareview 2x Bull Cryptocurrency & Precious Metals ETF, Series of Collaborative Investment Series Trust

131.	Rareview Dynamic Fixed Income ETF, Series of Collaborative Investment Series Trust

132.	Rareview Systematic Equity ETF, Series of Collaborative Investment Series Trust

133.	Rareview Tax Advantaged Income ETF, Series of Collaborative Investment Series Trust

134.	Rareview Total Return Bond ETF, Series of Collaborative Investment Series Trust

135.	Renaissance Capital Greenwich Funds

136.	REX ETF Trust

137.	Reynolds Funds, Inc.

138.	RMB Investors Trust

139.	Robinson Opportunistic Income Fund, Series of Investment Managers Series Trust

140.	Robinson Tax Advantaged Income Fund, Series of Investment Managers Series Trust

141.	Roundhill Ball Metaverse ETF, Series of Listed Funds Trust

142.	Roundhill Cannabis ETF, Series of Listed Funds Trust

143.	Roundhill ETF Trust

144.	Roundhill Magnificent Seven ETF, Series of Listed Funds Trust

145.	Roundhill Sports Betting & iGaming ETF, Series of Listed Funds Trust

146.	Roundhill Video Games ETF, Series of Listed Funds Trust

147.	Rule One Fund, Series of World Funds Trust

148.	Russell Investments Exchange Traded Funds

149.	Securian AM Real Asset Income Fund, Series of Investment Managers Series Trust

150.	Six Circles Trust

151.	Sound Shore Fund, Inc.

152.	SP Funds Trust

153.	Sparrow Funds

154.	Spear Alpha ETF, Series of Listed Funds Trust

155.	STF Tactical Growth & Income ETF, Series of Listed Funds Trust

156.	STF Tactical Growth ETF, Series of Listed Funds Trust

157.	Strategic Trust

158.	Strategy Shares

159.	Swan Hedged Equity US Large Cap ETF, Series of Listed Funds Trust

160.	Tekla World Healthcare Fund

161.	Tema ETF Trust

162.	The 2023 ETF Series Trust

163.	The Community Development Fund

164.	The Cook & Bynum Fund, Series of World Funds Trust

165.	The Private Shares Fund

166.	The SPAC and New Issue ETF, Series of Collaborative Investment Series Trust

167.	Third Avenue Trust

168.	Third Avenue Variable Series Trust

169.	Tidal Trust I

170.	Tidal Trust II

171.	Tidal Trust III

172.	Tidal Trust IV

173.	TIFF Investment Program

174.	Timothy Plan High Dividend Stock ETF, Series of The Timothy Plan

175.	Timothy Plan International ETF, Series of The Timothy Plan

176.	Timothy Plan Market Neutral ETF, Series of The Timothy Plan

177.	Timothy Plan US Large/Mid Cap Core ETF, Series of The Timothy Plan

178.	Timothy Plan US Small Cap Core ETF, Series of The Timothy Plan

179.	Total Fund Solution

180.	Touchstone ETF Trust

181.	Trailmark Series Trust

182.	T-Rex 2X Inverse Bitcoin Daily Target ETF, Series of World Funds Trust

183.	T-Rex 2x Inverse Ether Daily Target ETF, Series of World Funds Trust

184.	T-Rex 2X Long Bitcoin Daily Target ETF, Series of World Funds Trust

185.	T-Rex 2x Long Ether Daily Target ETF

186.	U.S. Global Investors Funds

187.	Union Street Partners Value Fund, Series of World Funds Trust

188.	Vest Bitcoin Strategy Managed Volatility Fund, Series of World Funds Trust

189.	Vest S&P 500® Dividend Aristocrats Target Income Fund, Series of World Funds Trust

190.	Vest US Large Cap 10% Buffer Strategies Fund, Series of World Funds Trust

191.	Vest US Large Cap 20% Buffer Strategies Fund, Series of World Funds Trust

192.	Virtus Stone Harbor Emerging Markets Income Fund

193.	Volatility Shares Trust

194.	WEBs ETF Trust

195.	Wedbush Series Trust

196.	Wellington Global Multi-Strategy Fund

197.	Wilshire Mutual Funds, Inc.

198.	Wilshire Variable Insurance Trust

199.	WisdomTree Trust

200.	XAI Octagon Floating Rate & Alternative Income Term Trust

(b) To the best of the Registrant’s knowledge, the following are the Officers and Manager of the Distributor, the Registrant’s underwriter. The Distributor’s main business address is 190 Middle Street, Suite 301, Portland, Maine 04101.

Name	Address	Position with Underwriter	Position with Registrant
Teresa Cowan	190 Middle Street, Suite 301, Portland, ME 04101	President/Manager	None
Chris Lanza	190 Middle Street, Suite 301, Portland, ME 04101	Vice President	None
Kate Macchia	190 Middle Street, Suite 301, Portland, ME 04101	Vice President	None
Alicia Strout	190 Middle Street, Suite 301, Portland, ME 04101	Vice President and Chief Compliance Officer	None
Gabriel E. Edelman	190 Middle Street, Suite 301, Portland, ME 04101	Secretary	None
Susan L. LaFond	190 Middle Street, Suite 301, Portland, ME 04101	Treasurer	None
Weston Sommers	190 Middle Street, Suite 301, Portland, ME 04101	Financial and Operations Principal and Chief Financial Officer	None

(c) Not Applicable.

Item 33.	Location of Accounts and Records

Accounts, books and other documents required to be maintained by Section 31(a) [15 U.S.C. 80a-30(a)] and the rules under that section, are maintained by: Roundhill Financial Inc. 154 West 14th Street, 2nd Floor, New York, New York 10011; U.S. Bancorp Fund Services, LLC, 615 East Michigan Street, Milwaukee, Wisconsin 53202; U.S. Bank, N.A, 1555 North River Center Drive, Suite 302, Milwaukee, Wisconsin 53202; Foreside Fund Services LLC, 190 Middle Street, Suite 301, Portland, Maine 04101; and Exchange Traded Concepts, LLC, 10900 Hefner Pointe Drive, Suite 400, Oklahoma City, Oklahoma 73120.

Item 34.	Management Services

Not Applicable.

Item 35.	Undertakings

Not Applicable.

Signatures

Pursuant to the requirements of the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended, the Registrant certifies that it meets all of the requirement for effectiveness of this registration statement under rule 485(b) under the Securities Act and has duly caused this Registration Statement to be signed on its behalf by the undersigned, duly authorized in the City of New York, and State of New York on September 1, 2026.

Roundhill ETF Trust

By:	/s/ Timothy Maloney
Timothy Maloney, Chairman of the Board of Trustees

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Capacity	Date

/s/ Will Hershey	President	September 1, 2026
Will Hershey	(Principal Executive Officer)

/s/ Timothy Maloney	Treasurer and Chief Financial Officer	September 1, 2026
Timothy Maloney	(Principal Financial Officer and Principal Accounting Officer)

John Pesce*	Trustee	September 1, 2026
John Pesce

Felix Rivera*	Trustee	September 1, 2026
Felix Rivera

Jeffrey Youngman*	Trustee	September 1, 2026
Jeffrey Youngman

*

Original powers of attorney authorizing Will Hershey and Timothy Maloney to execute this Registration Statement, and amendments thereto, for each of the trustees of the Registrant on whose behalf this Registration Statement is executed, were previously executed and were filed as an exhibit and are incorporated by reference herein.

Index to Exhibits

(j)	Consent of Independent Registered Public Accounting Firm